                                                                      SCHEDULE I

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1
                   THEREUNDER; CERTAIN INFORMATION CONCERNING
                     DIRECTORS AND OFFICERS OF THE COMPANY

    This Information Statement is being mailed on or about March 20, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common shares, without par value (the "Shares"), of International Murex Technologies Corporation, a British Columbia company (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This information is being furnished in connection with the possible designation by Parent, pursuant to the Acquisition Agreement, of persons to be selected or appointed to the Company's Board of Directors following the consummation of the Offer. Pursuant to the Acquisition Agreement, the Company will adopt a resolution appointing certain designees of AAC Acquisition Ltd., a British Columbia company ("Purchaser") and an indirect wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Parent"), as directors of the Company's Board of Directors upon the conditions set forth in the Acquisition Agreement with respect to the designation of directors of the Company by Parent. At such time and from time to time thereafter, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, Parent shall be entitled to designate up to that number of directors of the Board as will make the percentage of the Company's directors designated by Purchaser (the "Purchaser Designees") equal to the aggregate voting power of the Shares then held by Purchaser or any affiliate of Purchaser (rounded up to the next whole number), provided that there remain at least two directors who were directors as of the date of the Acquisition Agreement and who are not designees, shareholders, affiliates or associates of Parent ("Continuing Directors"). Parent and Purchaser agreed, prior to the Effective Time, not to seek greater representation on the Board. Upon the consummation of the Offer, it is expected that C. Robert Cusick, President and Chief Executive Officer of the Company, and F. Michael P. Warren, Chairman of the Board of the Company, will be the Continuing Directors.

    None of the executive officers or directors of Parent currently is a director of, or holds any position with, the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of its directors or executive officers or any of their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or have been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission").

    The information contained herein concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                       INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

    As of March 12, 1998, there were 16,826,599 Shares outstanding, all of one class and, each of which entitles the holder to one vote. The Company has no voting securities outstanding other than the Shares.

BENEFICIAL OWNERSHIP OF SECURITIES

    SHARES HELD BY DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth the beneficial ownership, as of March 12, 1998, of the Company's Shares
(i) by each director of the Company and (ii) by all directors and executive officers of the Company as a group:

                                                                NUMBER OF SHARES        PERCENTAGE OF
                               NUMBER OF                        ACQUIRABLE UPON     OUTSTANDING SHARES IF
                              OUTSTANDING     PERCENTAGE OF       EXERCISE OF       ALL OPTIONS OWNED OR
                                SHARES         OUTSTANDING      OPTIONS OWNED OR       CONTROLLED ARE
NAME AND LOCATION              OWNED(2)          SHARES          CONTROLLED(2)          EXERCISED(1)
---------------------------  -------------  -----------------  ------------------  -----------------------
George Brazier ............            0                0                   0                     0
  Vancouver, British
  Columbia
C. Robert Cusick ..........       82,847              0.5%            261,750                   2.0%
  Pittsburgh, Pennsylvania

J. Trevor Eyton ...........            0            *                  20,000                   0.1%
  Toronto, Ontario

Thomas L. Gavan ...........            0            *                  60,000                   0.4%
  Bay Village, Ohio

Norbert J. Gilmore ........        1,500            *                  60,000                   0.4%
  Montreal, Quebec

Jay A. Lefton .............          800            *                  60,000                   0.4%
  Toronto, Ontario

Hartland M. MacDougall ....            0            *                  20,000                   0.1%
  Toronto, Ontario

Stanley E. Read ...........        5,500            *                  60,000                   0.4%
  Toronto, Ontario

Victor A. Rice ............       25,000              0.1%             60,000                   0.5%
  Buffalo, New York

F. Michael P. Warren ......      336,544(4)           2.0%            261,750                   3.5%
  Anguilla, BWI

All Executive Officers and       525,901              3.1%          1,000,600(3)                5.6%
  Directors as a Group (14
  persons).................

--------------

*   Less than 0.1%

(1) The stock ownership information is based upon the number of Shares outstanding and the number of Shares which may be acquired upon the exercise of outstanding options (as applicable) as of 60 days after March 12, 1998.

(2) Unless otherwise indicated, each person has sole voting and investment powers with respect to the Shares specified opposite his name.

(3) Does not include 34,300 Shares which may be acquired upon the exercise of unvested options.

(4) Includes 109,715 Shares owned of record by Proteus BioResearch Corporation, of which Mr. Warren is entitled to 18,286 Shares; 23,900 Shares owned of record by Hygeia Diagnostics Corporation, of which Mr. Warren owns one-half of the outstanding common shares; and 158,284 shares owned of record by QGB Investments Limited, of which Mr. Warren is entitled to 22,421 Shares.

    BENEFICIAL OWNERS OF MORE THAN 5% OF VOTING SHARES. To the knowledge of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over Shares representing more than 5% of the outstanding Shares of the Company as of March 12, 1998, unless otherwise noted, except the following:

                                                     NUMBER OF OUTSTANDING
                                                        SHARES OWNED OR         PERCENTAGE OF
NAME AND ADDRESS                                          CONTROLLED         OUTSTANDING SHARES
---------------------------------------------------  ---------------------  ---------------------
The Estate of Edward J. DeBartolo, Sr..............         1,983,013(1)               11.8%
  7620 Market Street
  Youngstown, Ohio
Edward J. DeBartolo, Jr............................         2,533,450(1)               15.1%
  7620 Market Street
  Youngstown, Ohio
Citicorp and its wholly-owned subsidiaries,                 1,069,117(2)                6.4%
  Citibank, NA(US);................................
  399 Park Avenue
  New York, New York
University of Notre Dame...........................         1,000,000                   5.9%
  Notre Dame, Indiana
Oracle Partners, L.P. and Oracle                              866,500                   5.1%
  International Partners, L.P......................
  Larry Feinberg, General Partner
  712 Fifth Avenue, 45th Floor
  New York, New York

--------------

(1) Based solely upon information furnished to the Company on Schedule 13D, dated November 12, 1996, Edward J. DeBartolo, Jr. and Marie Denise DeBartolo York are co-executors of The Estate of Edward J. DeBartolo, Sr. and as such disclaim beneficial ownership of these Shares except to the extent of their presently indeterminate pecuniary interest.

(2) Based solely upon information furnished to the Company on Schedule 13G, dated February 13, 1998, including data as of December 31, 1997.

CHANGE OF CONTROL

    The consummation of the Offer and the Completion of the Acquisition pursuant to the terms of the Acquisition Agreement mentioned herein would result in a change of control of the Company.

                 BOARD OF DIRECTORS AND THE PURCHASER DESIGNEES

THE PURCHASER DESIGNEES

    Pursuant to the terms of the Acquisition Agreement, it is expected that the Purchaser Designees will take office as directors of the Company upon the consummation of the Offer.

    Parent has advised the Company that the Purchaser Designees are Christopher Bleck, Thomas D. Brown, Peter J. O'Callaghan, Jeffery L. Smith, Gordon T. Warriner and Miles D. White. The business address of each Purchaser Designee is set forth as follows:

PURCHASER DESIGNEE                         BUSINESS ADDRESS
-----------------------------------------  -----------------------------------------
Christopher Bleck                          Abbott Laboratories Limited
                                           8401 Trans Canada Hwy
                                           St. Laurent, Quebec
                                           Canada H4S 1Z1

Thomas D. Brown                            Abbott Laboratories
                                           100 Abbott Park Road
                                           Abbott Park, Illinois
                                           60064-3500

Peter J. O'Callaghan                       Blake, Cassels & Graydon
                                           Suite 2600, Three Bentall Centre
                                           595 Burrard Street
                                           P.O. Box 49314
                                           Vancouver, British Columbia
                                           Canada V7X 1L3

Jeffrey L. Smith                           Abbott Laboratories Limited
                                           7115 Millcreek Drive
                                           Second Floor
                                           Mississauga, Ontario
                                           Canada L5N 3R3

Gordon T. Warriner                         Abbott Laboratories Limited
                                           8401 Trans Canada Hwy
                                           St. Laurent, Quebec Canada
                                           H4S 1Z1

Miles D. White                             Abbott Laboratories
                                           100 Abbott Park Road
                                           Abbott Park, Illinois
                                           60064-3500

    Set forth below is certain information with respect to the Purchaser Designees.

    Christopher Bleck has been the General Manager and President of Abbott Laboratories Limited since 1997. He was the Vice President of Business Development, Abbott International from 1995 to 1997, and the Vice President of Managed Health Care, Pharmaceutical Products Division of Parent from 1993 to 1995. Mr. Bleck was also the Director of Cardiovascular, Business Unit, Pharmaceutical Products Division from 1991 to 1993. Mr. Bleck is a U.S. citizen residing in Canada.

    Thomas D. Brown, age 49, was named Senior Vice President, Diagnostic Operations of Parent in 1998, after having served as Vice President Diagnostic Commercial Operations over the past five years. In 1993, Mr. Brown has served as Divisional Vice President, Diagnostic Commercial Operations.

    Peter J. O'Callaghan, age 39, has been a partner at the law firm Blake, Cassels & Graydon since July 1995. From 1989 to 1995, Mr. O'Callaghan was a partner at the law firm Bull Housser & Tupper. He is a Canadian citizen and a British Columbia resident.

    Jeffrey L. Smith, age 38, has been the General Manager of the Diagnostics Division of Abbott Laboratories Limited since September 1977 after having served as the Director, Ross Products Division from September 1994 to September 1997, was the Business Unit Manager -- Infant Nutrition from November 1991 to September 1994 and the National Sales Manager -- Infant Nutrition from July 1990 to November 1991. Mr. Smith is a Canadian citizen.

    Gordon T. Warriner, has been the Director of Financial Administration and the Secretary of Abbott Laboratories Limited since December 1978 and a director thereof since prior to 1993. He is a Canadian resident and citizen.

    Miles D. White, age 43, has occupied a number of high level executive positions at Parent over the last five years. Mr. White is the Executive Vice President of Parent after having served as the Senior Vice President, Diagnostic Operations from 1994 to 1998, from 1993 to 1994, he was Vice President, Diagnostic Systems and Operations after having served as Divisional Vice President and General Manager, Diagnostic Systems and Operations in 1993.

    During the last five years, none of the above persons, to the best knowledge of Parent, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The directors and executive officers of the Company as of March 13, 1998 are set forth below.

    GEORGE BRAZIER, age 57, has been a director since March 1998. For more than the past five years he has been a partner of the firm of DuMoulin Black, Vancouver, British Columbia. DuMoulin Black has and is currently providing legal counsel for the Company in British Columbia. He is a director of United Compass Resources Ltd.

    C. ROBERT CUSICK, age 51, has been a director of the Company since February 3, 1989, he has been President and Chief Executive Officer ("CEO") since December 1, 1996 and Vice Chairman since November 1993, having previously served as President and CEO from April 1990 to October 1993 and as Chief Financial Officer from March 1995 to December 1996. He continues to serve in various executive positions for a number of the Company's subsidiaries. Mr. Cusick is a certified public accountant and has served in various executive positions in manufacturing, banking and real estate prior to joining the Company.

    THE HONORABLE J. TREVOR EYTON, O.C., age 63, has been a director of the Company since January 21, 1997. He has served as a member of the Canadian Senate since September 1990. In addition, Mr. Eyton serves as the Senior Chairman of EdperBrascan Corporation. From 1962 to 1979 Mr. Eyton was a partner of the law firm Tory Tory DesLauriers & Binnington of Toronto, Ontario. Mr. Eyton also serves as a director of other companies such as General Motors of Canada Limited, M.A. Hanna Company and Noranda Inc.

    DR. THOMAS L. GAVAN, M.D., age 68, has been a director of the Company since April 17, 1990. He has served as the Chairman of the Division of Laboratory Medicine of Cleveland Clinic Foundation, a medical clinic in Cleveland, Ohio from 1985 until his retirement on December 31, 1991. He is a member of the Board of Governors of the College of American Pathologists. He is also a past President of the National Committee for Clinical Laboratory Standards.

    DR. NORBERT J. GILMORE, PH.D, M.D., age 55, has been a director of the Company since April 17, 1990. He has been a Senior Physician of the Royal Victoria Hospital, Montreal, Quebec since 1987, and a member of its division of Clinical Immunology since 1974 and has been a member of the Faculty of Medicine at McGill University in Montreal since 1974, a Professor of Medicine since 1994, and a Member of the McGill Center for Medicine, Ethics and Law since 1986. He was Chairman of the National Advisory Committee on AIDS from 1983 to 1989, co-founder of the Canadian Foundation for AIDS Research ("CanFAR"), its President from 1988 to 1989, and was Chairman of the Expert Committee on AIDS and Prisons of the Correctional Service of Canada from 1992 to 1994.

    JAY A. LEFTON, age 41, has been a director of the Company since December 9, 1991. He has been partner of the firm of Aird & Berlis, Barristers and Solicitors, Toronto, Ontario since 1986. He is a member of the Ontario Biotechnology Advisory Board as well as a member of the Board of Governors, the Commercial Developments Committee and the Technology Transfer and Industrial Liaison Committee of Mount Sinai Hospital, Toronto, Ontario. Mr. Lefton sits on the board of directors of various charitable organizations. He is also a member of the Board of Directors of Sumtra Diversified Inc. and Harley Street Software, Ltd. Aird & Berlis has and is currently providing legal counsel for the Company in Ontario.

    HARTLAND M. MACDOUGALL, CVO, O.C., age 67, has been a director of the Company since January 21, 1997. He recently retired as the Deputy Chairman of London Life Insurance Company and London Insurance Group Incorporated when it was sold to the Great West Life Assurance Company. He was the former Chairman of Royal Trust and related companies from 1984 to 1993 when it was sold to the Royal Bank of Canada. Prior to that, Mr. MacDougall was a career banker with Bank of Montreal from 1953, serving as a director from 1974 to 1984 and four years as Vice Chairman.

    DR. STANLEY E. READ, PH.D, M.D., age 57, has been a director of the Company since April 17, 1990. He has been the director of the HIV/AIDS Comprehensive Care Program since 1988 and the Head of the Division of Infectious Diseases since 1992 at The Hospital for Sick Children in Toronto, Ontario. He has been Professor of Pediatrics and Microbiology at the University of Toronto since 1990 and was an Associate Professor of Pediatrics and Microbiology at the University of Toronto from 1980 to 1990. He was the Director of the Infectious Disease Training Program at The Hospital for Sick Children, Toronto, Ontario, between 1986 and 1990. He also has been an Associate in the Department of Medicine at the Toronto General Hospital since 1983 as well as an Adjunct Professor at Rockefeller University in New York, New York since 1980. He is on the Board of Directors of CanFAR and has been the Chairman of its Scientific Advisory Committee since 1992.

    VICTOR A. RICE, age 57, has been a director of the Company since April 15, 1994, and had previously served as a director from April 17, 1990 to November 30, 1992. He has been Chief Executive and a director of LucasVarity plc since 1996, having been Chairman and Chief Executive Officer of Varity Corp. from 1980 to 1996. He serves as a director of American Precision Industries, Inc.

    F. MICHAEL P. WARREN, age 62, a founder of the Company, has served as Chairman of the Board since April 1990. He has also served in various executive positions for the Company's UK and other subsidiaries since February 1992. Mr. Warren was a partner of the firm of Owen, Bird, Barristers and Solicitors, Vancouver, British Columbia, from 1970 through January 1992. Mr. Warren also serves as a Director of Biotechnical Environmental Technologies Corporation.

    STEVEN C. RAMSEY, age 49, has served as Chief Financial Officer of the Company since December 1996 and as Vice President/Controller since March 1995. From May 1993 until August 1996, he served as Finance Director of the Company's UK subsidiaries. Mr. Ramsey joined the Company as Vice President, Finance of Murex Corporation in February 1992. Prior to joining the Company, Mr. Ramsey served in various management capacities with Sprint and the Molson Companies Limited.

    GUIDO GUIDETTI, age 47, has served as Vice President since December 1996. He has also served as a Director and General Manager-Commercial Operations for the Company's UK subsidiaries since joining the Company in November 1993. Mr. Guidetti is responsible for the continued development and management of the Company's worldwide marketing and distribution network. Mr. Guidetti has over 18 years' experience in the diagnostic products industry. Prior to joining the Company, Mr. Guidetti was Director of Commercial Operations-Europe for Syntex's SYVA Diagnostics. Mr. Guidetti also served in various management capacities at Abbott Diagnostics for seven years and at Johnson & Johnson for more than eight years.

    R. PETER SILVESTON, age 48, has served as Vice President since December 1996. He has also served as a Director and General Manager of the Company's UK subsidiaries since 1992. Mr. Silveston is responsible for operations, research and development, information systems and legal and intellectual property matters. With over 26 years in the health care industry, Mr. Silveston was a member of the executive management team of Wellcome Diagnostics at the time of the acquisition of that business by the Company in February 1992. Prior to joining Wellcome Diagnostics in 1989, he served in various management positions in the pharmaceutical business of The Wellcome Foundation Limited.

                   MEETINGS, COMMITTEES AND OTHER INFORMATION

MEETINGS OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company holds regular meetings at a minimum of one meeting each fiscal quarter. During the year ended December 31, 1997, the Board of Directors held four meetings. Every director, with the exception of Victor A. Rice, attended an average of 90% of the meetings of the Board and the committees on which they serve. On four other occasions, the Board unanimously consented in writing to various resolutions pertaining to the Company's affairs.

COMMITTEES OF THE BOARD

    The Board of Directors has two standing committees to assist in carrying out its obligations. The principal responsibilities of each committee are described below.

    THE AUDIT COMMITTEE. Comprised of three independent directors, the Audit Committee is primarily concerned with the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. Specifically, this Committee recommends to the Board of Directors the firm to be appointed as the Company's independent public accountants, subject to ratification by the shareholders; reviews and approves the scope of the annual examination of the books and records of the Company and its subsidiaries and reviews the audit findings and recommendations of the independent public accountants; considers the organization, scope and adequacy of the Company's internal audit staff of the Company; and provides oversight with respect to accounting principles employed in the Company's financial reporting. This Committee met six times during 1997.

    THE COMPENSATION COMMITTEE. Comprised of four non-employee directors, the Compensation Committee oversees the Company's compensation and executive benefit policies and programs, including administration of the Amended and Restated 1993 Employee Equity Incentive Plan and the Qualified Employee Stock Purchase Plan. It also recommends to the Board of Directors annual salaries, bonuses and stock option awards for officers and certain other key executives. This Committee met once during 1997 and unanimously consented in writing on three separate occasions to various resolutions pertaining to Committee affairs.

DIRECTOR COMPENSATION ARRANGEMENTS

    In 1997, independent directors of the Company received an annual retainer of $5,000 and a $1,500 per meeting fee. All directors are reimbursed for out-or-pocket expenses related to the Company's business. Non-employee directors are granted annual options to purchase 10,000 Shares as of the annual meeting of shareholders under the Employee Equity Incentive Plan, see "Employee Benefit Plans--Employee Equity Incentive Plan."

    In December 1997, the non-employee members of the Board were awarded a lump sum bonus of $60,000. Based upon survey information obtained regarding director compensation for companies that are similar in size to the Company and to properly address and account for the past five years, it was determined that the existing compensation package to these Board members was inadequate and had been for several years. The lump-sum payment was made in order to offset inadequate director fees for service in past years.

                  OTHER TRANSACTIONS AND CERTAIN RELATIONSHIPS

FILINGS UNDER SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)") requires directors, executive officers and persons, if any, owning more than ten percent of a class of the Company's registered equity securities to file reports of holdings and transactions of their Shares with the Commission and the Nasdaq National Market System.

    Based solely upon a review of the copies of the forms furnished to the Company or written representations that no other reports were required, the Company believes that during the preceding year filings applicable to executive officers and directors were met except for the following late filings on Form 4:
Mr. Cusick's open market purchase of 2,500 shares on March 4, 1997 was filed August 20, 1997; sales from a previous option exercise by Dr. Gavan of 7,500 shares on March 4, 1997, 2,500 shares on March 7, 1997 and 5,000 shares on March 10, 1997 were filed on August 20, 1997; an option exercise and sale by Ms. Gilmer of 2,000 shares on June 6, 1997 was filed on August 7, 1997; sales from a previous option exercise by Dr. Gilmore of 2,500 shares on March 11, 1997 and of 2,500 shares on June 10, 1997 were filed on August 20, 1997 and September 8, 1997, respectively; an open market purchase by Mr. Guidetti of 1,105 shares on March 31, 1997 was filed on December 1, 1997; sales from a previous option exercise by Mr. Lefton of 5,000 shares on March 11, 1997, 2,500 shares on March 12, 1997 and 12,500 shares on March 13, 1997 were filed on August 20, 1997; and an open market purchase by Mr. Silveston of 2,519 shares was reported on December 1, 1997.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY OF EXECUTIVE COMPENSATION

    The following table sets forth the total compensation paid or accrued by the Company during the Company's three most recent fiscal years to the Company's Chief Executive Officer and the four most highly compensated executive officers during the fiscal year ended December 31, 1997.

                         SUMMARY COMPENSATION TABLE (1)

                                                                                                 LONG TERM
                                                                                               COMPENSATION
                                                                                                AWARDS (2)
                                             ANNUAL COMPENSATION                    OTHER     ---------------      ALL
                               ------------------------------------------------    ANNUAL       SECURITIES        OTHER
                                                                BONUS              COMPEN       UNDERLYING       COMPEN-
                                                       ------------------------    -SATION     OPTIONS/SARS      SATION
EXECUTIVE OFFICER                YEAR      SALARY($)   CASH (3)   NON-CASH (4)     ($) (5)          (#)          ($) (6)
-----------------------------  ---------  -----------  ---------  -------------  -----------  ---------------  -----------
C. Robert Cusick.............       1997   $ 269,439   $ 927,500    $ 363,236                       22,700      $  20,500
President/CEO                       1996     230,625     163,407                                   250,400         17,216
                                    1995     225,000                                                               20,760

F. Michael P. Warren.........       1997     238,236     833,825      363,236     $  55,750         22,700      $ 102,853
Chairman                            1996     230,625     163,407                     56,290        250,400         14,922
                                    1995     225,000

Steven C. Ramsey.............       1997     134,365     375,000       85,073                        5,300      $  18,271
CFO & V.P./Controller               1996     126,034      39,315                                   31,8000      $  12,078
                                    1995     121,800                                                               12,180

Guido Guidetti...............       1997     213,851     544,017      133,763                        8,400         42,770
Vice President                      1996     187,747      67,065                                    35,200         37,549

R. Peter Silveston...........       1997     167,467     344,804      104,750                        6,600         33,493
Vice President                      1996     144,822      56,866                                    31,300         28,964

--------------

(1) Amount paid in currencies other than U.S. dollars have been converted at applicable rates.

(2) As of December 31, 1997, there were no shares of restricted stock outstanding. A portion of the options granted in 1997 are not presently exercisable, see table entitled "Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Options SAR Value."

(3) Amount includes cash payout based on criteria set forth in the Senior Management Incentive Plan.

(4) Represents the value of a stock bonus awarded by the Compensation Committee in September 1996 to executive officers and other key managers following the settlement by the Company of its HCV parent litigation against Chiron Corporation and Johnson & Johnson/Ortho Diagnostic Systems, Inc. and their respective affiliates. During the four years of this litigation throughout Europe and Australia, the executive officers and key managers were under threat of personal litigation and significant liability in regard to the matters in dispute exposing them to adverse judgments in damages. For purposes of this table, the Shares were valued at $6 each based on the fair market value of the Shares on the date of the award. The underlying Shares were issued during 1997.

(5) Includes the amount of perquisites and other personal benefits paid in excess of the lesser of $50,000, or 10% of the aggregate salary and bonus.

(6) Amounts paid by the Company to tax-qualified defined contribution retirement plan or to UK "Money Purchase" pension scheme.

OPTION GRANTS AND EXERCISES

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                        POTENTIAL
                                                                                       REALIZABLE
                                                                                        VALUE AT
                                                                                         ASSUMED
                                                                                     ANNUAL RATES OF
                                            PERCENT OF                                 SHARE PRICE
                                              TOTAL                                   APPRECIATION
                              NUMBER OF    OPTION/SARS                                     FOR
                              OPTIONS/      GRANTED TO                                 OPTION TERM
                                 SAR       EMPLOYEES IN   EXERCISE OR   EXPIRATION   ---------------
NAME                         GRANTED (#)   FISCAL YEAR    BASE PRICE       DATE      5.00%   10.00%
---------------------------  -----------   ------------   -----------   ----------   ------  -------
C. Robert Cusick...........    22,700          7.51%        $7.125      3/19/2002    $50,117 $105,597
F. Michael P. Warren.......    22,700          7.51%        $7.125      3/19/2002    50,117  105,597
Steven C. Ramsey...........     5,300          1.75%        $7.125      3/19/2002    11,701  24,655
Guido Guidetti.............     6,600          2.78%        $7.125      3/19/2002    18,546  39,076
R. Peter Silveston.........    22,700          2.18%        $7.125      3/19/2002    14,572  30,702

    The following table shows the value of all options held by the Chief Executive Officer and other named executive officers as of December 31, 1997. No options were exercised by the Chief Executive Officer or the other named executive officers during 1997.

                AGGREGATED OPTION/SAR EXERCISES LAST FISCAL YEAR
                         AND YEAR-END OPTION/SAR VALUES

                                                                    VALUE OF UNEXERCISED
                                NUMBER OF UNEXERCISED                   IN-THE-MONEY
                             OPTIONS/SAR AT YEAR-END (#)         OPTIONS/SAR AT YEAR-END ($)
                             ---------------------------   ---------------------------------------
NAME                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE         UNEXERCISABLE
---------------------------  ------------   ------------   ----------------   --------------------
C. Robert Cusick...........  225,200         47,900          1,5$62,325             2$41,506
F. Michael P. Warren.......  225,200         47,900          1,562,325              241,506
Steven C. Ramsey...........   25,900         11,200            179,681               56,500
Guido Guidetti.............   27,600         16,000            191,475               77,400
R. Peter Silveston.........   25,650         12,250            177,947               58,584

EMPLOYMENT AGREEMENTS

    No management functions of the Company are performed to any substantial degree by a person other than a director or executive officer of the Company listed in the "Summary Compensation Table" and no other executive management contracts exist, other than those described below.

    During 1997, the Company amended and restated the employment contracts with Messrs. Cusick and Warren. The agreements each have similar terms and conditions. The agreements have initial terms of three years with automatic renewal thereafter unless notification is provided. The base salary for Mr. Warren was set at his then current base salary of $238,625 per annum. Mr. Cusick's base salary was set at $265,000, providing an increase of his base salary based on his assumption of the duties of Chief Executive Officer. Both agreements allow for cost of living increases equal to the percentage increase in the Consumer Price Index beginning January 1, 1998. These agreements incorporate two-year non-competition and non-solicitation provisions of the Company's customers and employees. If the Company terminates either of these executives for other than cause, he will be entitled to receive 24 months of his base compensation. These agreements also include provisions for deferral of compensation and for compensation pursuant to a change in control as described below in "Termination of Employment or Change in Control".

    In July 1995, the Company entered into an employment agreement with Mr. Ramsey. This agreement has an initial one year term with automatic renewal thereafter unless notification is provided. Under the terms of the agreement, his base salary was set at $122,960 and will be adjusted annually by an amount equal to the Consumer Price Index starting January 1, 1996. This agreement incorporates one-year non-competition and non-solicitation provisions of the Company's customers and employees. If the Company terminates Mr. Ramsey for other than cause, he will be entitled to receive an amount equal to his current annual base salary. Mr. Ramsey's contract also includes provisions for compensation pursuant to a change in control as described below in "Termination of Employment or Change in Control".

    Messrs. Guidetti and Silveston do not currently have employment contracts. However, UK employment policies dictate that they are entitled to 12 months pay in lieu of notice in the event the Company terminates their employment. In the event that either resigns his position, each is required to provide the Company with six months notice.

TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

    In addition to the termination provisions of the employment agreements described above, the Company adopted change of control provisions (the "Provisions") for its executive officers and certain other key managers in September 1995 and subsequently amended certain provisions relating to U.S. executives in November 1997. The Company believes that these Provisions will protect and enhance the Company's ability to maintain a sound and vital management team despite a possible change in control. The Provisions guarantee salary for 299% of the five year annual average of all compensation for Messrs. Warren and Cusick and other benefits (medical, vacation, disability, etc.) for a period of 24 months. For Messrs. Ramsey, Guidetti, Silveston and other key employees the Provisions guarantee base salary and other benefits for 24 months. In addition, to the extent that the change of control payment amount to a recipient who is a U.S. taxpayer would exceed the maximum amount to avoid an excise tax to the recipient under the Internal Revenue Code of 1986, as amended (the "Code"), the payment amount would be increased to cover the excise tax liability. The Provisions also incorporate terms that enable an acquiring company to retain key managers. All of the Provisions have been incorporated into existing employment agreements and continue with the term of each agreement. The total amount payable to all participants is to be set aside in trust to be paid upon a triggering event pursuant to the terms of the Provisions.

OTHER COMPENSATION MATTERS

    Except to the extent set forth herein, no other compensation was paid by the Company to its executive officers during the 1997 fiscal year, including personal benefits and securities or property paid or distributed, which compensation is not offered on the same terms to all full-time employees other than those covered by a collective agreement. The value of any such other compensation, paid under terms available to all full-time employees however, does not exceed the lesser of 10% of the total compensation or $50,000 for any executive officer named in the Summary Compensation Table, except as disclosed therein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    In February 1997, Drs. Gavan, Gilmore and Read each borrowed $60,000 from the Company in order to exercise expiring options. Each borrowing was evidenced by a promissory note and payment of the principal amount and interest was due in full on December 15, 1997. Interest accrued on unpaid balances at an annual rate of 8.89%, the Company's current borrowing rate. No balances remained outstanding as of December 31, 1997.

    In December 1997, Mr. Ramsey borrowed $131,250 from the Company in order to pay the tax liability associated with a bonus payment made in the form of shares the Company holds in another public company. The borrowing is evidenced by a promissory note and payment of the principal amount and interest is due in full on December 15, 1998. Interest accrues on unpaid balance at an annual rate of 8.89%, the Company's current borrowing rate.

                             EMPLOYEE BENEFIT PLANS

    The Company provides a range of benefit plans to all employees throughout the world. Following is a brief summary of the plans in which executive officers may participate.

PROFIT SHARING PLANS

    The U.S. 401(k) Plan is a tax-qualified, defined contribution plan administered by an administration committee appointed by the Board of Directors of a wholly-owned U.S. subsidiary of the Company. Employees are eligible to make contributions on a pre-tax basis, receive an allocation or employer matching and profit sharing contributions at the next scheduled enrollment after being employed for three months. A participant is always fully vested in his own contributions and investment earnings on those contributions. A participant will vest in the profit sharing and matching contributions made on his behalf, and earnings thereon, at the rate of 20% per year beginning after his first year of service and become fully vested after five years of service. Generally, a participant will not receive distributions from the U.S. 401(k) Plan until termination of employment, disability or death.

    The UK "money purchase" pension scheme (the "UK Plan") has been approved by the Inland Revenue under Chapter 1, Part XIV of the Income and Corporation Taxes Act of 1988. All permanent employees are eligible to join the UK Plan on the day they become employed and are between the ages of 18 and 60. Each participant is required to contribute an amount equal to 2.5% of his base salary. The Company contributes 7.5% of base salary to each participant's account. Additional contributions can be made for which the Company matches up to 2.5% of base salary. The total contribution paid by the participant cannot exceed the lower of 15% of annual earnings or a figure determined by Inland Revenue annually. A participant is always fully vested in his own contributions and investment earnings on those contributions. A participant will vest in the Company's matching contributions beginning after his second year as a member of the UK Plan. Generally, a participant will not receive Company distributions from the UK Plan unless he reaches retirement age or transfers all amounts to another qualified plan.

EMPLOYEE EQUITY INCENTIVE PLAN

    In May 1993, the Company's Board of Directors adopted the International Murex Technologies Corporation Employee Equity Incentive Plan (the "1993 Plan") which was approved by shareholders in June 1993 and further amended by shareholder approval in June 1994. The purpose of the 1993 Plan is to provide long-term compensation incentives for superior performance in the interest of shareholders by key employees of the Company, and its subsidiaries, as well as equity-based compensation for members of the Board of Directors. The 1993 Plan is intended to strengthen the Company's long-term financial performance and its ability to attract and retain management employees and directors upon whose judgment, initiative and efforts the Company's continued success, growth and development are dependent. The maximum number of Shares of the Company which may be issued pursuant to awards under the 1993 Plan is no more than 2,000,000 Shares.

    The Compensation Committee determines the terms and conditions of the options granted under the 1993 Plan, including the type of option and the time and manner in which each option becomes exercisable. Generally, the exercise period for any option, including any extension which the Committee may from time to time decide to grant, may not exceed ten years from the date of grant. The option price per Share will be determined by the Committee at the time any option is granted and may not be less than the fair market value or, in the case of an incentive stock option granted to a 10% shareholder, 110% of the fair market value, on the date the option is granted.

    As amended in June 1994 and beginning with the 1994 annual meeting of the Company's shareholders, each non-employee member of the Board of Directors of the Company in office immediately following such meeting will automatically be granted an option to purchase 10,000 Shares at a price per Share equal to the closing price of the Company's Shares on the day prior to grant. Each option granted to a director is immediately exercisable and expires on the tenth anniversary of the date of grant.

    As of December 31, 1997, the 1993 Plan had 1,640,650 options outstanding to approximately 46 individuals, of which options held by the executive officers represent 42% of the outstanding options.

1990 STOCK OPTION PLAN

    The 1990 Stock Option Plan (the "1990 Plan") provided that directors, officers and employees of the Company and its majority owned subsidiaries were eligible to receive options (or rights) to purchase Shares of the Company within a fixed period of time and at a specified price per Share, subject to any necessary regulatory approvals. The 1993 Plan replaced the 1990 Plan and no additional options or rights will be granted under the 1990 Plan.

    As of December 31, 1997, the 1990 Plan had no options outstanding.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN (ESPP)

    The Company's ESPP became effective July 1, 1993 upon approval by the Company's shareholders. It was amended and restated in 1996. The ESPP, which is intended to qualify under Section 423 of the Code, is designed to encourage all eligible employees of the Company and its subsidiaries, where permitted by applicable law, to acquire an equity interest in the Company through the purchase of Shares at a price equal to 85% of the closing market price the day prior to the purchase. The Company believes that employees who participate in the ESPP will have a closer identification with the Company by virtue of their ability as shareholders to participate in and benefit from its future growth. Four executive officers purchased a total of 2,561 Shares by participating in the ESPP during 1997.

    Pursuant to the Acquisition Agreement, the Company's Board of Directors will adopt such resolutions or take such other actions as are required (i) to suspend the ESPP and employee contributions thereto effective as of March 16, 1998, (ii) to terminate the ESPP as of the date that Shares are purchased in the Offer and
(iii) to ratify, for purposes of Section 16(b) of the Exchange Act, the transactions described in this paragraph. If the date of the consummation of the Offer occurs prior to the next Investment Date (as defined in the ESPP), then the ESPP will refund the payroll deductions made by the ESPP participants during the Offering Period (as defined in the ESPP) immediately preceding that Investment Date to the participants. If the date of the consummation of the Offer occurs on or after the Investment Date, then the payroll deductions will be applied to make purchases of Shares as provided in the ESPP.

    Prior to the consummation of the Offer, the Company's Board of Directors will adopt resolutions or take other actions necessary to ensure that, following the Effective Time, no participant in any stock option, stock appreciation or other benefit plan of the Company or any of its subsidiaries will have any right thereunder to acquire any capital stock of Company.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee (the "Committee") is responsible for considering and approving compensation arrangements for senior management of the Company. The Committee's objectives for establishing these compensation programs are:

    - To strengthen the relationship of senior managements' pay and the shareholders' investment by emphasizing incentive compensation that is dependent upon the improvement of shareholder value, and

    - To enhance the Company's ability to attract, retain, and motivate executives upon whom, in large part, the successful operation and management of the Company depends.

    The Committee is comprised of four independent, non-employee directors who have no "interlocking" relationships, as defined by the Commission.

    The Committee approves the design of, assesses the effectiveness of, and administers executive compensation programs. The Committee has available to it an outside executive compensation consultant, as well as access to independent compensation data. The Committee approves all salary arrangements and other remuneration for executives, evaluates executive performance, and considers related matters.

COMPENSATION PROGRAM OVERVIEW

    The Committee believes the overall compensation program plays a key role in keeping senior management focused on the enhancement of shareholder value. The primary components of the Company's executive compensation program are:

    - Salaries: Pay executives for the base job,

    - Annual incentives (bonus): Rewards for favorable annual performance, and

    - Stock options: Link executive pay directly to shareholder investment,

    The Committee considers all elements of executive compensation when determining appropriate levels within each pay component. Actual total compensation levels may be above or below targeted levels based on performance levels achieved (e.g., performance under the annual incentive plan, share price appreciation).

    Periodically, the Company compares its executive compensation pay practices to the "market". For this purpose, the market is a cross-section of similar-sized companies in the drug/medical supply industry. The Committee believes this criteria provides reasonable pay comparisons, enabling the Company to assure executives they are being paid fairly, while assuring shareholders that executive pay levels are reasonable.

    The companies used for compensation comparisons are not necessarily the same companies that comprise the published industry index in the performance graph. The Committee believes that the most direct competitors for executive talent are not necessarily the same companies that would be included in a published industry index for comparing shareholder returns.

SALARIES

    Salary levels for the executive officers at the Company are determined similarly to those of other salaried employees. Guidelines are established through an external comparison of each position's job content and responsibility versus similar jobs in the marketplace.

    Initial base salary criteria includes job content and responsibility, prior experience, job tenure, internal equity issues, and external pay practices. Subsequent base salary increases, other than those for cost of living adjustments, are influenced by factors such as:

    - Performance against objectives for the year,

    - The Company's performance versus financial objectives, and

    - The individual's efforts in (a) continuing education and management training, (b) developing relationships with customers and other employees, and (c) demonstrating leadership abilities among co-workers.

    The Company targets salary levels at the market average (e.g., 50th percentile). Overall, the Company's executive officer salary levels are at or near the 50th percentile.

CHIEF EXECUTIVE OFFICER

    Mr. Cusick, who assumed the additional positions of President and CEO effective December 1, 1996, received a salary adjustment in August 1997 retroactively increasing his annual base salary to $265,000. Prior to this adjustment, Mr. Cusick had received an annual cost of living increase of 2.7% as set forth in his employment agreement (see "Compensation of Executive Officers--Employment Agreements").

ANNUAL INCENTIVE OPPORTUNITY

    In 1996, the Company adopted the Senior Management Incentive Plan ("SMIP"), which uses return on capital employed ("ROCE") as the primary measure of corporate performance. This measure reflects the economic profitability of the Company, including all charges for the use of capital. The underlying premise is that if the Company earns more than its total cost of capital, then it has added to shareholder value. The more capital the Company can employ in this profitable manner, the more value it will add for shareholders.

    The ROCE plan covers all executive officers and certain first line operational management. It has both short and long-term elements to it. For example, performance is measured on an annual basis, but payouts are governed by a "banking concept" that can increase or decrease based on future years' performance.

CHIEF EXECUTIVE OFFICER

    Mr. Cusick earned a cash bonus of $927,500 based on the criteria set forth in the SMIP.

STOCK OPTIONS

    Stock options have been granted to executive officers to help focus efforts on the creation of shareholder wealth over the long-term. The Company has encouraged executive officers and other key managers to hold the Shares received through option exercises to strengthen the tie between their personal pay and the long-term interests of shareholders.

    In 1995, the Compensation Committee developed a method whereby executive officers and other key managers would be awarded an annual grant of options (the "Annual Grant Method"). Originally, these grants were awarded based on a formula using a percentage of the individual's base salary divided by the fair market value of the Company's Shares at the time of grant.

CHIEF EXECUTIVE OFFICER.

    Mr. Cusick received an option grant of 22,700 Shares on March 19, 1997 having a term of five years and vesting 50% after one year and 50% after two years.

POLICY WITH RESPECT TO THE $1 MILLION DEDUCTION LIMIT

    Section 162(m) of the Code generally limits the corporate deduction for compensation paid to executive officers named in the proxy to $1 million, unless certain requirements are met. The Company believes that it is not at risk of losing deductions and currently is not affected by the limits on deductibility.

CONCLUSION

    The Committee will continue to monitor the effectiveness of the Company's total compensation program to meet strategic business objectives and executive compensation policies.

                                          THE COMPENSATION COMMITTEE

                                          Victor A. Rice, Chairman
                                          Norbert J. Gilmore, Ph.D., M.D.
                                          Stanley E. Read, Ph.D., M.D.
                                          Hartland M. MacDougall

                               PERFORMANCE GRAPH

    The graph below compares cumulative total return on investment (based on the change in year-end stock price from the prior year and assuming reinvestment of all dividends) assuming a $100 investment in the Shares of the Company, the Russell 2000 Index and a peer group of medical supplies companies for the period from 1992 to 1997. Total returns exclude trading commissions and taxes.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                  INTERNATIONAL MUREX          RUSSELL 2000    MEDICAL

                    TECHNOLOGIES CORPORATION           Index    Supplies
1992                                $ 100.00        $ 100.00    $ 100.00
1993                                 $ 67.21        $ 118.91     $ 95.11
1994                                 $ 49.18        $ 116.55    $ 118.27
1995                                 $ 40.98        $ 149.70    $ 183.49
1996                                 $ 95.91        $ 174.30    $ 230.72
1997                                $ 131.97        $ 213.00    $ 340.96